UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Annual General Meeting

Quoin Pharmaceuticals Ltd. (the “Company”) held its Annual General Meeting on April 12, 2022, at which the Company’s ordinary shareholders and ADS holders approved the following, as described in further detail in Exhibit 99.1 to the Company’s Form 6-K furnished by the Company to the Securities and Exchange Commission (the “SEC”) on March 8, 2022 (the “Proxy Statement”):

1.	The reelection of each of Michael Myers, Denise Carter, Joseph Cooper, James Culverwell, Dennis H. Langer, Natalie Leong, and Michael Sember to serve on the Board of Directors of the Company until the Company’s next annual general meeting of shareholders.
2.	The increase of the Company’s registered share capital from 12,500,000,000 ordinary shares (of no par value) to 50,000,000,000 ordinary shares (of no par value), and the adoption of an amendment to the Company’s Articles of Association to reflect such increase, in the form attached as Annex A to the Proxy Statement.
3.	The adoption of a compensation policy for the Company’s officers and directors, in the form attached as Annex B to the Proxy Statement.
4.	The adoption of the Amended and Restated Equity Incentive Plan of the Company, in the form attached as Annex C to the Proxy Statement.
5.	The adoption of the form of an indemnification and release agreement providing indemnification and release of the Company’s officers and directors, in the form attached as Annex D to the Proxy Statement.
6.	The approval of the terms and conditions of employment of Dr. Michael Myers, as the Company’s Chief Executive Officer, and Ms. Denise Carter, as the Company’s Chief Operating Officer.
7.	The approval of the grant of options to each of Dr. Michael Myers, as the Company’s Chief Executive Officer, and Ms. Denise Carter, as the Company’s Chief Operating Officer.
8.	The approval of an annual discretionary bonus to each of Dr. Michael Myers and Ms. Denise Carter.
9.	The adoption and ratification of a compensation program for the Company’s non-employee directors, and the approval of option grants to such non-employee directors pursuant to this compensation program.
10.	The approval of a special bonus for each of Dr. Michael Myers and Ms. Denise Carter, in recognition of their contribution to the completion of the merger and private placement transactions discussed in the Proxy Statement.
11.	The approval of the terms of repayment of certain indebtedness of Quoin Pharmaceuticals, Inc. to each of Dr. Michael Myers and Ms. Denise Carter.
12.	The approval of Dr. Michael Myers’ service as both the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors for a period of three years.
13.	The appointment of Friedman LLP to serve as the Company’s independent registered public accounting firm until the Company’s next annual general meeting of shareholders.

The information in this Form 6-K shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer